Exhibit 99
	For Release:	May 7, 2015
	Investor Contacts:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS		Vince Meyer
218-723-3952
vmeyer@allete.com

ALLETE, Inc. first quarter earnings per share rise by six percent

DULUTH, Minn. – ALLETE, Inc. (NYSE:ALE) today reported first quarter 2015 earnings of 85 cents per share on net income of $39.9 million and operating revenue of $320.0 million, compared to first quarter 2014 earnings of 80 cents per share on net income of $33.5 million and operating revenue of $296.5 million. Included in this year’s quarterly results were transaction fees of $3.0 million after-tax, or six cents per share, related to the acquisition of U.S. Water Services. The first quarter of 2014 included transaction fees of $1.4 million after-tax, or three cents per share, for the ALLETE Clean Energy acquisition of three wind facilities.

“These strong financial results continue the earnings momentum we have had over the past few years,” said ALLETE Chairman, President and CEO Al Hodnik. “Looking forward, we believe our recent acquisitions of U.S. Water Services and by ALLETE Clean Energy will complement our core regulated utility, balance exposure to business cycles and changing demand, and provide long-term earnings growth.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the company’s investment in the American Transmission Co., recorded net income of $41.4 million, an increase of $7.5 million over the first quarter of 2014. Total regulated utility sales increased 7.4 percent from the first quarter a year ago, primarily due to the commencement of the Minnkota Power sales agreement in June of 2014. Increases in cost recovery rider revenue and production tax credits were partially offset by increased depreciation and interest expense.

The Investments and Other segment, which includes the newly-acquired U.S. Water Services, ALLETE Clean Energy and BNI Coal, recorded a net loss of $1.5 million, which included the $3.0 million after-tax U.S. Water Services transaction fees. Net income at ALLETE Clean Energy increased from last year due to a full quarter of operations in 2015 from acquisitions it made last year. Last year’s results also included the aforementioned ACE transaction fees of $1.4 million after-tax.

First quarter 2015 earnings also included 11 cents of dilution due to additional shares of common stock outstanding as of March 31, 2015. The additional shares were primarily used to finance construction and acquisition activity.

Financial results were in line with Company expectations, and ALLETE’s full-year earnings guidance range of $3.00 to $3.20 per share, excluding transaction fees, remains unchanged. More details about earnings guidance for the year will be discussed in our conference call scheduled for today.

ALLETE Chairman, Chief Executive Officer and President Alan R. Hodnik and Chief Financial Officer Steven Q. DeVinck will present an overview of results and discuss other factors affecting performance during a conference call beginning today at 10 a.m. Eastern time.

Interested parties may listen to the conference live by calling (877) 303-5852, or by accessing the webcast on ALLETE’s Web site, www.allete.com. A replay of the call will be available through May 9, 2015 by dialing (855) 859-2056, pass code 22647307. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns BNI Coal in Center, N.D., ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn. and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2015	2014

Operating Revenue	$320.0	$296.5
Operating Expenses
Fuel and Purchased Power	86.0	96.2
Transmission Services	14.9	10.8
Cost of Sales	31.2	23.5
Operating and Maintenance	79.7	74.3
Depreciation and Amortization	39.0	32.2
Taxes Other than Income Taxes	12.8	11.2
Total Operating Expenses	263.6	248.2
Operating Income	56.4	48.3
Other Income (Expense)
Interest Expense	(15.1)	(12.8)
Equity Earnings in ATC	3.9	5.1
Other	1.1	2.0
Total Other Expense	(10.1)	(5.7)
Income Before Non-Controlling Interest and Income Taxes	46.3	42.6
Income Tax Expense	6.2	8.8
Net Income	40.1	33.8
Less: Non-Controlling Interest in Subsidiaries	0.2	0.3
Net Income Attributable to ALLETE	$39.9	$33.5
Average Shares of Common Stock
Basic	46.9	41.4
Diluted	47.1	41.6
Basic Earnings Per Share of Common Stock	$0.85	$0.81
Diluted Earnings Per Share of Common Stock	$0.85	$0.80
Dividends Per Share of Common Stock	$0.505	$0.49

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2015	2014		2015	2014
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$72.1	$145.8	Current Liabilities	$402.0	$416.0
Other Current Assets	317.9	273.0	Long-Term Debt	1,253.8	1,272.8
Property, Plant and Equipment - Net	3,319.2	3,284.8	Deferred Income Taxes	559.5	510.7
Regulatory Assets	358.0	357.3	Regulatory Liabilities	101.2	94.2
Investment in ATC	122.3	121.1	Defined Benefit Pension & Other	190.4	190.9
Other Investments	114.7	114.4	Other Non-Current Liabilities	302.3	265.0
Goodwill and Intangibles - Net	214.3	4.8	Shareholders’ Equity	1,770.9	1,611.2
Other Non-Current Assets	61.6	59.6
Total Assets	$4,580.1	$4,360.8	Total Liabilities and Shareholders’ Equity	$4,580.1	$4,360.8

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2015	2014
Millions
Regulated Operations	$41.4	$33.9
Investments and Other	(1.5)	(0.4)
Net Income Attributable to ALLETE	$39.9	$33.5
Diluted Earnings Per Share	$0.85	$0.80

Statistical Data
Corporate
Common Stock
High	$59.73	$52.73
Low	$51.16	$47.96
Close	$52.76	$52.42
Book Value	$36.28	$33.11

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	356	398
Commercial	384	395
Municipals	233	242
Industrial	1,950	1,816
Total Retail and Municipal	2,923	2,851
Other Power Suppliers	891	700
Total Regulated Utility	3,814	3,551
Non-regulated Energy Operations	30	34
Total Kilowatt-hours Sold	3,844	3,585

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$35.0	$39.9
Commercial	33.6	35.1
Municipals	16.0	16.5
Industrial	114.7	111.6
Total Retail and Municipals	199.3	203.1
Other Power Suppliers	33.7	29.5
Other	29.8	31.6
Total Regulated Utility Revenue	$262.8	$264.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.